Exhibit B.1

HEADQUARTERS AGREEMENT BETWEEN

THE GOVERNMENT OF THE PEOPLE’S REPUBLIC OF CHINA

AND

THE ASIAN INFRASTRUCTURE INVESTMENT BANK

The Government of the People’s Republic of China and the Asian Infrastructure Investment Bank;

Having regard to the Articles of Agreement of the Asian Infrastructure Investment Bank;

Noting that Article 32 of those Articles provides that the Principal Office of the Asian Infrastructure Investment Bank shall be located in Beijing;

Desiring to define the legal status, privileges and immunities for the operation and functioning of the Asian Infrastructure Investment Bank in the People’s Republic of China;

Have agreed as follows:

ARTICLE 1

Use of Terms

For the purposes of this Agreement:

(a) “Articles of Agreement of the Bank” means the Articles of Agreement of the Asian Infrastructure Investment Bank signed in Beijing on June 29, 2015, and any amendments thereto;

(b) “Government” means the Government of the People’s Republic of China;

(c) “Bank” means the Asian Infrastructure Investment Bank;

(d) the terms “Member”, “President”, “Vice President”, “Governor”, “Director”, have the same meaning as in the Articles of Agreement of the Bank, and the terms “Governor” and “Director” include Alternates and Temporary Alternates unless otherwise specified;

(e) “Premises of the Bank” means the land, buildings and parts of building, including access facilities, used for the Official Activities of the Bank;

(f) “Representatives of Members” means heads of delegations of Members participating in meetings convened by the Bank other than meetings of the Governors or the Board of Directors;

(g) “members of Delegations” means alternates, advisers, technical experts and secretaries of delegations of Representatives of Members;

(h) “Officers” means the President, the Vice Presidents and other persons appointed by the President to be Officers of the Bank;

(i) “Employees of the Bank” means the staff of the Bank excluding personnel who are both recruited locally and assigned to hourly rates of pay;

(j) “Archives of the Bank” means all records, correspondence, documents, manuscripts, still and moving pictures and films, sound recordings, computer programmes and written materials, electronic files and data, video tapes or discs, and discs or tapes containing data belonging to, or held by, the Bank;

(k) “Official Activities of the Bank” means all activities undertaken pursuant to the Articles of Agreement of the Bank, and all activities appropriate to fulfil its purpose and functions under Articles 1 and 2 of those Articles, or undertaken in exercise of its powers under Article 16 of those Articles or specified elsewhere in those Articles including its administrative activities;

(l) “Persons Connected with the Bank” means Governors, Alternate Governors, Temporary Alternate Governors, Representatives of Members, Members of Delegations, Directors, Alternate Directors, Temporary Alternate Directors, the President, the Vice Presidents, Officers and Employees of the Bank, and experts and consultants performing missions or services for the Bank;

(m) “Members of the family forming part of the household” of a Person Connected with the Bank means the spouse or domestic partner, parents, and children of such Person who are primarily dependent on such Person for financial support; and

(n) “Members of the household staff” means persons, other than nationals or permanent residents of the People’s Republic of China, employed as domestic staff of Officers or Employees of the Bank, or, of experts or consultants performing missions or services for the Bank based in the People’s Republic of China under contracts of at least one year.

ARTICLE 2

Interpretation

1. This Agreement shall be interpreted in the light of the primary objective of enabling the Bank fully and effectively to discharge its responsibilities in the People’s Republic of China and to fulfil its purpose and functions.

2. This Agreement shall be regarded as implementing and supplementing certain of the provisions of the Articles of Agreement of the Bank and shall not be regarded as modifying or derogating from the provisions of those Articles, particularly Chapter IX thereof.

ARTICLE 3

Juridical Personality

The Bank shall possess full legal personality and, in particular, the full legal capacity:

(a) to contract;

(b) to acquire, and dispose of, immovable and movable property;

(c) to institute, and respond to, legal proceedings; and

(d) to take such other action as may be necessary or useful for its purpose and functions.

ARTICLE 4

Immunity from Judicial Proceedings

1. The Bank shall enjoy immunity from every form of legal process, except that the immunity of the Bank shall not apply:

(a) to the extent that the Bank shall have expressly waived any such immunity in any particular case or in any written document;

(b) in respect of a civil action arising out of or in connection with its powers to raise funds, through borrowings or other means, to guarantee obligations, or to buy and sell or underwrite the sale of securities;

(c) in respect of the enforcement of an arbitration award made against the Bank as a result of an express submission to arbitration by or on behalf of the Bank;

(d) in respect of a civil action brought by a third party for damages arising from an accident in the People’s Republic of China caused by a vehicle belonging to the Bank or operated on its behalf; or

(e) in respect of any counter-claim directly connected with court proceedings initiated by the Bank.

2. Notwithstanding the provisions of paragraph 1 of this Article, no action shall be brought against the Bank by the Government, or by any agency or instrumentality of the Government, or by any entity or person directly or indirectly acting for or deriving claims from the Government or from any agency or instrumentality of the Government. The Government shall have recourse to such special procedures for the settlement of controversies between the Bank and its members as may be prescribed in the Articles of Agreement of the Bank, in the by-Laws and regulations of the Bank or in contracts entered into with the Bank.

3. The property and assets of the Bank, wheresoever located and by whomsoever held, shall be immune from all forms of restraint, seizure, attachment or execution except upon the delivery of final judgment against the Bank.

ARTICLE 5

The Premises of the Principal Office of the Bank

1. The Government shall arrange to build and furnish a suitable office building to serve as the Premises of the Bank. Such office building shall be consistent with the requirements of the Bank as determined in consultation with the Bank, and shall be for the permanent use and occupancy of the Bank.

2. The Government shall not dispose of or seek to dispose of all or any part of the Premises of the Bank without the consent of the Bank.

3. Until the building referred to in paragraph 1 of this Article is ready for the permanent use and occupancy of the Bank, the Government shall provide the Bank with suitable temporary office accommodation and facilities to enable the Bank to carry out its purpose and functions.

4. The Government shall provide the permanent office building and the temporary office accommodation to the Bank in accordance with paragraphs 1 and 3 of this Article, free of charge. The arrangements with regard to said permanent office building and temporary office accommodation shall be agreed and recorded in a memorandum of understanding between the People’s Government of Beijing Municipality and the Bank.

5. The Bank may open other offices within the People’s Republic of China, with the agreement of the Government.

ARTICLE 6

Inviolability of the Premises of the Bank

1. The Premises of the Bank shall be inviolable, and shall be under the control and authority of the Bank which may establish any regulations necessary for the exercise of its functions therein.

2. No official of the Government or person exercising any public authority, whether administrative, judicial, military, or police, shall enter the Premises of the Bank except with the consent of and under conditions approved by the President. Such consent may be assumed in the case of fire or other disasters requiring prompt protective action. The Bank and the Government shall agree under what circumstances and in what manner any such person may enter the Premises of the Bank without the prior consent of the Bank in connection with fire prevention, sanitary regulations and emergencies.

3. The Bank shall allow duly authorized representatives of public utilities to inspect, repair, maintain, reconstruct, and relocate utilities, conduits, mains and sewers within the Premises of the Bank and its facilities.

4. Without prejudice to the terms of this Agreement, the premises of the Bank shall be used for its Official Activities, and the Bank shall prevent the Premises of the Bank and its vehicles from being used for other purposes, including becoming a refuge from justice for persons subject to extradition or deportation, or who are avoiding arrest or service of legal process under the law of the People’s Republic of China.

5. Except as otherwise provided in this Agreement, including paragraph 1 above, or in the Articles of Agreement of the Bank, the laws applicable in the People’s Republic of China shall apply within the Premises of the Bank.

ARTICLE 7

Protection of the Premises of the Bank

1. The Government shall exercise due diligence to protect the Premises of the Bank against any intrusion or damage and to prevent any disturbance of the peace of the Bank or impairment of its dignity.

2. If so requested by the Bank, the Government shall take all reasonable steps to preserve order on the Premises of the Bank, in consultation with the Bank.

3. The Bank shall take all reasonable steps to ensure that the amenities of the land in the vicinity of the Premises of the Bank are not prejudiced by any use made by the Bank of those Premises.

ARTICLE 8

Public Utilities and Services in the Premises of the Bank

1. The Government shall do its utmost to ensure that the Bank shall be provided with the necessary public utilities and services, including electricity, water, sewerage, gas, post, telephone, telegraph, internet and other electronic telecommunications facilities, local public transportation, drainage, collection of refuse and fire protection and that such public utilities and services shall be supplied on reasonable terms. In case of any interruption or threatened interruption of any of the said utilities and services, the Government shall consider the needs of the Bank of equal importance to those of other international organizations and shall take steps to ensure that the operations of the Bank are not prejudiced.

2. Any preferential rates which may be granted to other international organizations in the People’s Republic of China for supplies of the utilities and services mentioned in paragraph 1 of this Article shall also be accorded to the Bank if compatible with international conventions, regulations and arrangements to which the Government is a party.

ARTICLE 9

Flag and Emblem

The Bank shall be entitled to display its flag and emblem on the Premises of the Bank and on the means of transport of its President.

ARTICLE 10

Immunity of Property and Inviolability of Archives of the Bank

1. The property and assets of the Bank, wheresoever located and by whomsoever held, shall be immune from search, requisition, confiscation, expropriation and any other form of taking or foreclosure by executive or legislative action.

2. The archives of the Bank, and, in general, all documents belonging to it, or held by it, shall be inviolable, wheresoever located and by whomsoever held.

ARTICLE 11

Communications and Publications

1. The Bank shall enjoy in the People’s Republic of China for its official communications and the transfer of its documents treatment not less advantageous to the Bank than the most favorable treatment accorded by the Government to any international organization or to any other government including its diplomatic mission, in the matter of priorities, rates and surcharges on mails, cables, radiograms, telefax, telephone, internet and other electronic telecommunications facilities, and press rates for information to the press and radio.

2. The Government shall permit and take appropriate measures to protect unrestricted internet access on the Premises of the Principal Office of the Bank and other forms of communication by the Bank for all the Official Activities of the Bank. All official communications to and from the Bank, by whatever form transmitted, shall be immune from censorship and from any other form of interference.

3. For purposes of this Article, communications shall include, without limitation, publications, documents, still and moving pictures, films and sound recordings, and electronic and other telecommunications.

4. The Bank shall have the right to use codes and to dispatch and receive official correspondence and other official communications by courier or in sealed bags which shall have immunities and privileges not less favorable than those accorded to diplomatic couriers and bags.

ARTICLE 12

Taxation and Customs

1. The Bank, its property and assets, its operations and transactions, and its income, all pursuant to the Articles of Agreement of the Bank, shall be exempt from all present and future taxes, and from any obligation for the payment, withholding or collection of any tax or duty.

2. The Bank shall be granted relief from all local taxes or fees levied on the Premises of the Bank with the exception of the proportion which, as in the case of diplomatic missions, represents a charge for public services. Such local taxes or fees shall in the first instance be paid by the Government, which shall recover from the Bank the proportion which represents a charge for public services.

3. The Bank shall be exempt from car-related tax, including vehicle tax and vehicle purchase tax, on any official vehicles. Refund of any value added tax paid on official vehicles and on any other goods and services for the Official Activities of the Bank shall be accorded in accordance with relevant regulations of the People’s Republic of China.

4. The Bank shall be exempt from:

(a) all customs duties and other levies on imports or exports by the Bank, within a reasonable quantity, for the Official Activities of the Bank;

(b) all customs duties and other levies on the import or export of publications for Official Activities of the Bank;

(c) all prohibitions and restrictions on such imports and exports for the Official Activities of the Bank, except for prohibitions and restrictions on imports or exports relating to health and safety; and

(d) any obligation for the payment, withholding or collection of any customs duties or other levies.

5. Imports (other than publications) shall only be sold, given away, hired out or otherwise disposed of in the People’s Republic of China when permitted by the Government under relevant regulations.

6. Documentation signed by or on behalf of the President shall be conclusive evidence as to the necessity of such imports or exports for the Official Activities of the Bank.

ARTICLE 13

Financial Facilities

1. Notwithstanding financial controls, regulations or moratoria of any kind, the Bank may freely:

(a) receive, purchase, hold and dispose of any funds, currencies, financial instruments, securities and gold, operate accounts in any currency, engage in financial transactions and conclude financial contracts; and

(b) transfer its funds, currencies, financial instruments, securities and gold, to or from the People’s Republic of China or within the People’s Republic of China, with due regard to regulations on physical transfers of the currency of the People’s Republic of China and of gold, and convert any currency held by it into any other currency.

2. In exercising its rights under this Article, the Bank shall give due regard to representations made by the Government insofar as the Bank considers that effect can be given to such representations without detriment to its interests.

ARTICLE 14

Privileges and Immunities for Persons Connected with the Bank

1. The Government shall take all reasonable measures to authorize, as promptly as possible, the entry into, and departure from, the People’s Republic of China of Persons Connected with the Bank, and members of their families forming part of their households, and members of their household staffs on the basis of certification from the Bank, and in accordance with rules and procedures applicable to international organizations in the People’s Republic of China.

2. The Bank shall notify the Government in advance of the names and positions of the Persons Connected with the Bank as well as members of the family forming part of the household and members of the household staff of such Persons.

3. Except as provided in paragraphs 7 and 8 of this Article, Persons Connected with the Bank shall:

(a) be immune from jurisdiction and legal process, including arrest and detention, even after termination of their mission or service, in respect of words spoken or written and acts performed by them in their official capacity; this immunity shall not apply, however, to civil liability either in the case of damage from a road traffic accident, or in the case of other personal injury or death, if either is caused by an act of such person in the People’s Republic of China;

(b) be exempt, together with spouse and minor children, from immigration restrictions and alien registration and from registration formalities for the purposes of immigration control;

(c) be exempt, together with members of their families forming part of their households, from national service obligations;

(d) have the same freedom of movement in the territory of the People’s Republic of China, subject to its laws and regulations concerning any zones into which entry may be prohibited or regulated for reasons of national security, and the same treatment in respect of travelling facilities, as is generally accorded to officials of comparable rank of diplomatic missions;

(e) have exemption in respect of exchange restrictions no less favorable than that accorded to officials of comparable rank of diplomatic missions;

(f) be given, together with members of their families forming part of their households , the same repatriation facilities in times of international crises as officials of comparable rank of diplomatic missions; and

(g) be accorded inviolability for all their official papers, documents and records.

4.

(a) In addition to the privileges and immunities set out in paragraph 3, Directors and Alternate Directors if permanently based in the People’s Republic of China, as well as Officers and Employees of the Bank, and experts and consultants based in the People’s Republic of China under contracts of at least one year shall have the following rights:

(i)

the right, at the time of first taking up their post in the People’s Republic of China, to import free of customs duties and other taxes and charges (except payments for services) their household furniture and personal effects (including one motor car per household) within a reasonable quantity, which are in their ownership or possession and intended for their personal use or for their establishment. Such goods shall be imported within twelve (12) months of the first entry of such persons into the People’s Republic of China; and

(ii)

the right, on the termination of their functions, to transport abroad their household furniture and personal effects (including one motor car per household), free of customs duties and other taxes and charges (except payment for services).

(b) The privileges referred to in sub-paragraph (a) shall be subject to the general restrictions applied in the People’s Republic of China to all imports and exports, and to the conditions governing the disposal of goods imported into the People’s Republic of China free of customs duties.

5.	(a) In addition to the privileges and immunities set out in paragraph 3 of this Article, Governors and Representatives of Members shall:

(i)	have the right to use codes and to receive documents or correspondence by special courier or diplomatic bag;

(ii)	have the same customs facilities as regards their personal baggage as are accorded to diplomatic agents; and

(iii)	be immune from arrest or detention, and from seizure of their personal baggage.

(b) The provisions of this Article in respect of Governors, Directors and Representatives of Members shall be applicable irrespective of the relations existing between the Governments which those persons represent and the Government of the People’s Republic of China, and are without prejudice to any special immunities to which such persons may otherwise be entitled.

6. In addition to the privileges and immunities set out in paragraph 3 of this Article, the President shall enjoy the same privileges and immunities as are accorded to diplomatic agents, in accordance with applicable international law and conventions supplemented by practice in the People’s Republic of China.

7. The privileges and immunities set out in paragraphs 3(b), 3(c), 3(e), 3(f), 4, 5 and 6 of this Article shall not apply to Persons Connected with the Bank who are nationals of the People’s Republic of China, and the privileges and immunities set out in paragraphs 3(e), 3(f), 4, 5 and 6 of this Article shall not apply to Persons Connected with the Bank who are permanent residents of the People’s Republic of China.

8. The privileges and immunities in this Article shall not apply to Representatives of the People’s Republic of China nor the members of their Delegations.

ARTICLE 15

Income Tax

1. Salaries and emoluments paid by the Bank to Directors, Alternate Directors, Officers and Employees of the Bank, and to experts and consultants performing missions or services for the Bank, shall be exempt from the income tax of the People’s Republic of China.

2. Any pensions or annuities paid by the Bank to former Officers and Employees of the Bank shall similarly be exempt from the income tax of the People’s Republic of China.

3. The Bank shall be exempt from any obligation for the payment, withholding or collection of any tax owed to the Government by any person mentioned in paragraphs 1 and 2 above in respect of any income arising in the People’s Republic of China.

ARTICLE 16

Social Security

From the time the Bank establishes its social security program, the Directors, Alternate Directors, Officers and Employees of the Bank shall be exempt from the provisions of any social security scheme established by the People’s Republic of China, with respect to services rendered for the Bank. In the event such individuals are nationals or permanent residents of the People’s Republic of China and voluntarily participate in such a scheme, the Bank shall be exempt from any obligation for the payment, withholding or collection of any social security contributions or benefits.

ARTICLE 17

Opportunity to Take Employment

1. The Bank shall not employ as an Officer or Employee of the Bank any person who is present in the People’s Republic of China at the time of such employment without taking reasonable steps to ascertain that such person is not present in the People’s Republic of China in violation of the relevant immigration laws or is not subject to a prohibition under those laws from taking up employment in the People’s Republic of China.

2. The spouses and other members of the family forming part of the households of the Directors and Alternate Directors if permanently based in the People’s Republic of China, as well as Officers and Employees of the Bank shall be accorded opportunity to take employment in the People’s Republic of China. The Government, in consultation with the Bank, shall facilitate such employment, in accordance with rules and procedures applicable to international organizations in the People’s Republic of China.

3. The terms and conditions of the Officers and Employees of the Bank and experts and consultants performing missions or services for the Bank, and all matters relating to employment relations between such persons and the Bank, shall be governed exclusively by the Bank’s own employment rules, policies and procedures adopted by or under the authority of the Bank’s Board of Directors, and shall not be subject to the labor laws of the People’s Republic of China.

ARTICLE 18

Waiver of Immunities

1. The privileges, immunities and exemptions conferred under this Agreement are granted in the interests of the Bank and not for the personal benefit of the individuals themselves. The Board of Directors may waive to such extent and upon such conditions as it may determine any of the privileges, immunities and exemptions conferred under this Agreement in cases where such action would, in its opinion, be appropriate in the best interests of the Bank. The President shall have the right and duty to waive any privilege, immunity or exemption in respect of any Officer or Employee of the Bank or any expert or consultant performing services for the Bank, other than the President or a Vice President, where, in his or her opinion, the privilege, immunity or exemption would impede the course of justice and can be waived without prejudice to the interests of the Bank. In similar circumstances and under the same conditions, the Board of Directors shall have the right and duty to waive any privilege, immunity or exemption in respect of the President and each Vice President.

2. Privileges and immunities accorded to Representatives of Members and members of Delegations under Article 14 of this Agreement are provided in order to assure complete independence in the exercise of their functions, and may be waived by the Member concerned.

ARTICLE 19

Notification of Appointments: Cards

1. The Bank shall inform the Government when an Officer or Employee of the Bank or an expert or consultant performing services for the Bank takes up or relinquishes his or her duties. Furthermore, the Bank shall from time to time send to the Government a list of all Officers and Employees of the Bank and experts or consultants performing services for the Bank. It shall in each case indicate whether or not the individual concerned is a national of the People’s Republic of China or permanent resident of the People’s Republic of China.

2. In accordance with rules and procedures applicable to international organizations in the People’s Republic of China, persons enjoying the privileges and immunities specified in this Agreement shall be provided by the Government with a special identity card bearing the photograph of the holder which shall serve to identify the holder in relation to the authorities of the People’s Republic of China and to certify that the holder enjoys the privileges and immunities specified in this Agreement.

ARTICLE 20

Co-operation

1.

(a) The Bank shall co-operate at all times with the appropriate authorities of the People’s Republic of China in order to prevent any abuse of the privileges, immunities, exemptions and facilities provided for in this Agreement.

(b) The Bank and persons enjoying privileges and immunities under this Agreement shall respect the laws and regulations of the People’s Republic of China. In accordance with Article 31 of the Articles of Agreement of the Bank, the Bank, its Officers and Employees shall not interfere in the political affairs of any member of the Bank, including the People’s Republic of China.

2. Nothing in this Agreement shall affect the right of the Government to take any measures necessary for the security of the People’s Republic of China. If the Government considers it necessary to take such measures, it shall consult with the Bank as rapidly as circumstances allow on measures necessary to protect the interests of the Bank. The Bank shall collaborate to avoid any prejudice to the security of the People’s Republic of China.

ARTICLE 21

Consultation, Supplemental Agreements and Amendment

1. The Government and the Bank shall consult, from time to time, at the request of either party, on the implementation of this Agreement.

2. The Government and the Bank shall enter into such supplemental agreements or arrangements as may be necessary.

3. Amendments, if any, shall be made in the form of a written agreement by the Government and the Bank, and enter into force in the same manner as this Agreement.

ARTICLE 22

Settlement of Disputes

1. Any dispute between the Government and the Bank concerning the interpretation or application of this Agreement which is not settled by negotiation or other agreed mode of settlement, shall be submitted to arbitration at the request of either Party.

2. In the event of such a request for arbitration, each Party shall appoint one arbitrator, and the two arbitrators so appointed a third, who shall be the Chairman. If within two months of the request for arbitration, either Party has not appointed an arbitrator, or if within two months of the appointment of two arbitrators, the third arbitrator has not been appointed, either Party may request the President of the International Court of Justice to appoint an arbitrator. The procedure for the arbitration shall be fixed by the arbitrators, and the expenses for the arbitration shall be borne by the Parties as assessed by the arbitrators. The arbitral award shall contain a statement of the reasons on which it is based and shall be accepted by the Parties as the final adjudication of the dispute.

ARTICLE 23

Final Provisions, Entry into Force and Termination

1. This Agreement shall enter into force on signature.

2. This Agreement may be terminated by written agreement between the Government and the Bank. In the event of the Principal Office of the Bank being moved from the territory of the People’s Republic of China, this Agreement shall cease to be in force after the period reasonably required for such transfer and the disposal of the property of the Bank in the People’s

Republic of China.

In witness whereof, the respective representatives, duly authorized thereto, have signed this Agreement.

Done at Beijing, in duplicate, in both English and Chinese languages, on the 16th day of January 2016, both texts being equally authentic.

FOR THE GOVERNMENT OF THE PEOPLE’S REPUBLIC OF CHINA	FOR THE ASIAN INFRASTRUCTURE INVESTMENT BANK

signed by Wang Yi	signed by Jin Liqun

Minister of Foreign Affairs	President

(Approved on January 16, 2016 at the Inaugural Meeting of the Board of Governors)